March 14, 2005



Steven Jacobs, Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
450 Fifth Street, NW
Washington, D.C.  20549

         Re:      WNC California Housing Tax Credits, L.P.
                  Form 10-K for the year ended March 31, 2004
                  Form 10-Q for the quarter ended June 30, 2004
                  File No.  0-20058

Dear Mr. Jacobs:

     Upon receipt of your letter dated February 14, 2005 respecting the referenced matters, we responded that we would strive to provide substantive responses no later than March 14, 2005. Notwithstanding our best efforts to do so, we have been unable to complete our response process by today's date. Please be advised that we are striving to provide substantive responses to your letter no later than March 21, 2005.

                                Very truly yours,




                                /s/ Thomas J. Riha
                                ------------------
                                Thomas J. Riha,
                                Senior Vice President - Chief Financial Officer, WNC & Associates, Inc.